Exhibit 99.1

J.P. Morgan

Date: March 16, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir/ Madam,

Sub: Voluntary open offer pursuant to Regulation 6 of the Takeover Regulations (as defined below) for the acquisition of up to 651,000,000 (Six Hundred Fifty One Million) equity shares representing 17.51% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Voluntary Open Offer”).

With regards to the captioned Voluntary Open Offer under Regulation 6 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”), the Acquirer, together with the PACs had made (i) a Public Announcement for the Voluntary Open Offer dated January 9, 2021 (“Public Announcement”), which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 9, 2021, and a copy of the Public Announcement was also filed with the SEBI and sent to the Target Company on January 9, 2021, (ii) a Corrigendum to the Public Announcement dated January 14, 2020 which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 14, 2021, and a copy of the Corrigendum to the Public Announcement was also filed with the SEBI and sent to the Target Company on January 14, 2021, and (iii) a Detailed Public Statement for the Voluntary Open Offer dated January 14, 2021 (“DPS”), which was published in the newspapers on January 15, 2021 in accordance with Regulation 14 (3) of the Takeover Regulations and a copy of the DPS was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on January 15, 2021. The Acquirer, together with the PACs, has filed the Draft Letter of Offer dated January 19, 2021 (“DLOF”) with SEBI on January 19, 2021 and a copy of the DLOF was duly disclosed / sent to BSE, NSE and the Target Company on January 19, 2021. The Acquirer together with the PACs has made a Corrigendum to DPS and the DLOF dated February 17, 2021 which was published on February 18, 2021 in the same newspapers in which the DPS was published and a copy was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on February 18, 2021.

Further to the above, please find enclosed a copy of the Announcement cum Corrigendum to Public Announcement, Detailed Public Statement and the Draft Letter of Offer dated March 16, 2021 which will be published tomorrow, i.e. March 17, 2021 in the same newspapers in which the DPS was published and additionally in certain other newspapers.

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

J.P. Morgan

Terms not defined herein shall have the meaning ascribed to them under the DLOF.

Thank you.

Yours sincerely,

For J.P. Morgan India Private Limited

/s/ Nitin Maheshwari

Authorised Signatory

Name: Nitin Maheshwari

Designation: Managing Director

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ANNOUCEMENT CUM CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT, DETAILED PUBLIC STATEMENT AND DRAFT LETTER OF OFFER FOR THE ATTENTION OF THE PUBLIC SHAREHOLDERS OF

VEDANTA LIMITED

REGISTERED OFFICE: 1ST FLOOR, ‘C’ WING, UNIT 103, CORPORATE AVENUE, ATUL PROJECTS, CHAKALA, ANDHERI

(EAST), MUMBAI, MAHARASHTRA, 400093

TEL NO.: +91 22 66434500; FAX NO.: +91 22 66434530

VOLUNTARY OPEN OFFER FOR ACQUISITION OF UP TO 651,000,000 (SIX HUNDRED FIFTY ONE MILLION) EQUITY SHARES, REPRESENTING 17.51% OF THE VOTING SHARE CAPITAL OF VEDANTA LIMITED (“TARGET COMPANY”) AT INR 235 (INDIAN RUPEES TWO HUNDRED THIRTY FIVE ONLY) FROM THE PUBLIC SHAREHOLDERS BY VEDANTA RESOURCES LIMITED (“ACQUIRER”) TOGETHER WITH TWIN STAR HOLDINGS LIMITED (“PAC 1”), VEDANTA HOLDINGS MAURITIUS LIMITED (“PAC 2”) AND VEDANTA HOLDINGS MAURITIUS II LIMITED (“PAC 3” TOGETHER WITH PAC 1 AND PAC 2 TO BE REFERRED AS “PACS”), IN THEIR CAPACITY AS THE PERSONS ACTING IN CONCERT WITH THE ACQUIRER (“OFFER”/ “OPEN OFFER”).

This announcement cum corrigendum to the PA (as defined below), DPS (as defined below) and the DLOF (as defined below) (“Announcement cum Corrigendum”) is being issued by J.P. Morgan India Private Limited, the manager to the Open Offer (“Manager to the Offer” or “Manager”), for and on behalf of the Acquirer and the PACs in respect of the Open Offer to the Public Shareholders pursuant to and in compliance with Regulation 18(5) and other applicable provisions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”). This Announcement cum Corrigendum should be read in continuation of, and in conjunction with the public announcement dated January 09, 2021 in relation to the Offer (“PA”), corrigendum to the public announcement dated January 14, 2021 (“Corrigendum to PA”), detailed public statement which was published on January 15, 2021 in Financial Express (English, All Editions except in Ahmedabad, Kochi, Hyderabad and Chennai editions on account of holiday which were published on January 16, 2021), The Free Press Journal (English, Mumbai Edition), Navshakti (Marathi, Mumbai Edition) and Jansatta (Hindi, All Editions) (“DPS”), the draft letter of offer filed with the Securities and Exchange Board of India (“SEBI”) on January 19, 2021 (“DLOF”), the corrigendum to DPS and DLOF which was published on February 18, 2021 in the same newspapers as the DPS (“Corrigendum to DPS and DLOF”). Capitalised terms used in this Announcement cum Corrigendum have the meaning assigned to them in the PA, DPS and DLOF.

The	Public Shareholders are requested to take note of the following developments/ amendments:

1.

On behalf of the Acquirer and PACs, the Manager to the Offer received SEBI’s comments on the DLOF vide its observation letter dated February 16, 2021, bearing reference no. SEBI/HO/CFD/DCR-III/OW/4188/1 (“Observation Letter”).

2.

Pursuant to an email dated March 02, 2021, on account of time taken for the process to receive certain exemptions and no action relief from U.S. Securities and Exchange Commission, SEBI granted an extension to the Acquirer and PACs permitting them to dispatch the LOF within 7 Working Days from the receipt of such exemptions and no action relief and commence the tendering period within 12 Working Days from the receipt of such exemptions and no action relief subject to them paying interest for any delay at 10% per annum.

3.	The staff of U.S. Securities and Exchange Commission has granted certain exemptions and no action relief in relation to the Open Offer pursuant to its letter dated March 15, 2021.

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4.

In paragraph 3.2.11 of the DLOF, the words “Further, Viraj Didwania, one of the public shareholders of the Target Company……” appearing in line no. 13 onwards (from the top) should be read as “Further, Mr. Viraj Didwania, one of the public shareholders of the Target Company has acquired: (a) 10 Equity Shares on March 27, 2020; (b) 100 Equity Shares on March 31, 2020; (c) 1,000 Equity Shares on October 13, 2020; and (d) 909 Equity Shares on November 19, 2020. Although Mr. Viraj Didwania is a public shareholder, given his relationship with Mrs. Suman Didwania (one of the members of the Promoter Group), he would be considered as a deemed person acting in concert with a member of the Promoter Group. Therefore, the above has been disclosed as a matter of abundant caution to solely comply with the deemed persons acting in concert requirement. To further clarify, Mr. Viraj Didwania is not acting in concert with the Acquirer and PACs in connection with the Open Offer.”

5.

New paragraph 5.17 shall be inserted in the DLOF to read as follows: “The Target Company or its promoters have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.” Accordingly, the existing paragraphs 5.17, 5.18 and 5.19 shall be renumbered as 5.18, 5.19 and 5.20.

6.	The details relating to earnings per share of PAC 1 as set out in paragraph 2.9 of Part I of the DPS and 4.2.11 of the DLOF, shall be read as follows:

	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
	INR	USD	INR	USD	INR	USD	INR	USD
Earnings per share	(41.7)	(0.6)	1.7	0.0	98.0	1.3	123.6	1.7

Note: Earnings per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The PAC 1 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited/ limited reviewed.

7.

Upward revision of Offer Price: In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to increase the offer price from INR 160 (Indian Rupees One Hundred and Sixty only) to INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share consisting of INR 233.71 (Indian Rupees Two Hundred and Thirty Three and Seventy One Paise only) plus interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the Public Shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the DLOF were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to Public Shareholders whose Equity Shares are validly tendered and accepted in the Open Offer). In view of this, the references to Offer Price in the PA, DPS and DLOF should be construed accordingly.

8.

Upward revision of Offer Size: In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to increase the offer size from upto 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the Voting Share Capital to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital. In view of this, the references to Offer Size in the PA, DPS and LOF should be construed accordingly.

9.

Financial Arrangements: Based on the revision in Offer Price and Offer Size, as provided above, the maximum consideration payable under the Offer (assuming full acceptance) at the Offer Price of INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share will be INR 152,985 million (Indian Rupees One Hundred Fifty Two Thousand Nine Hundred Eighty Five Million only). Accordingly, Part V of the DPS and paragraph 6.2 of the DLOF shall stand amended and restated to read as follows:

a)

The total funding requirement for the Open Offer, assuming full acceptance i.e., for the acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares, at the Offer Price (i.e., INR 235 (Indian Rupees Two Hundred and Thirty Five only) is INR 152,985 million (Indian Rupees One Hundred Fifty Two Thousand and Nine Hundred and Eighty Fifty Million only) (“Maximum Open Offer Consideration”).

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b)

In accordance with Regulation 17 of the SEBI (SAST) Regulations, the Acquirer, PACs and the Manager have entered into an escrow agreement with Axis Bank Limited (acting through its branch located at 8, Ground floor, ABW Tower, IFFCO Chowk, MG Road, Gurugram 122 002, Haryana, the “Escrow Agent”) on January 12, 2021 (“Escrow Agreement”). Pursuant to the Escrow Agreement, the Acquirer and PACs have created an escrow account named “VEDANTA HOLDINGS MAURITIUS II LIMITED-ESCROW ACCOUNT” (“Escrow Account”) with the Escrow Agent. A special escrow account – “VEDANTA HOLDINGS MAURITIUS II LIMITED- DESIGNATED BANK ACCOUNT” has also been opened for the purpose of Regulation 21 of SEBI (SAST) Regulations (“Special Escrow Account”).

c)

PAC 3 had earlier furnished unconditional and irrevocable bank guarantees dated January 12, 2021 in compliance with the requirements specified in Regulation 17 of the SEBI (SAST) Regulations. However, in view of the upward revision in Offer Size and Offer Price, PAC 1, PAC 2 and PAC 3 have instead deposited in cash INR 17,600.69 million (Indian Rupees Seventeen Thousand Six Hundred point Six Nine Million only) in the Escrow Account. The amount deposited in the Escrow Account is in compliance with the requirements specified in Regulation 18(5) of the SEBI (SAST) Regulations and Regulation 17 of the SEBI (SAST) Regulations i.e., 25% of the first INR 5,000,000,000 (Rupees Five Billion only) of the Maximum Open Offer Consideration and 10% of the remainder of the Maximum Open Offer Consideration. The cash deposit has been confirmed by the Escrow Agent by way of a confirmation letter dated March 15, 2021.

d)

In terms of the Escrow Agreement, the Manager to the Offer has been authorized to operate and realize the value of the Escrow Account and the Special Escrow Account in terms of the SEBI (SAST) Regulations.

e)

The Acquirer and the PACs have confirmed that they have adequate and firm financial resources to fulfil the obligations under the Open Offer and have made firm financial arrangements for implementation of the Open Offer, in terms of Regulation 25(1) of the SEBI (SAST) Regulations. The source of funds to meet the obligations of the Acquirer and the PACs under the Open Offer consists of: (a) cash and liquid investments; and (b) debt facilities availed by the Acquirer and PACs.

f)

Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), has vide its certificate dated March 16, 2021, certified that the Acquirer and the PACs have adequate and firm financial resources to fulfill their obligations under the Open Offer.

g)

Based on the aforesaid financial arrangements made by the Acquirer and the PACs and on the confirmations received from Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), the Manager to the Offer is satisfied that firm arrangements have been put in place by the Acquirer and the PACs to fulfill their obligations in relation to this Open Offer through verifiable means in accordance with the SEBI (SAST) Regulations.

h)

In case of any upward revision in the Offer Price and/ or the size of the Open Offer, the corresponding increase to the escrow amounts as mentioned above shall be made by the Acquirer and/ or PACs in terms of Regulations 17(2) and 18(5) of the SEBI (SAST) Regulations, prior to effecting such revision.

10.	Pursuant to increase in the Offer Size, please note the following:

a)

In paragraph 3 of the PA (Details of Acquirer/ PAC), amongst other things, details of pre-transaction shareholding and proposed shareholding after the acquisition of shares have been provided. The revised details should be read as follows:

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Details	Acquirer	PAC 1	PAC 2	PAC 3	Total
Pre-transaction shareholding
(i) number	Nil#	1,379,377,457	Nil	185,000,000	1,564,377,457 Equity Shares#
(ii) % of total share capital	Nil#	37.11%	Nil	4.98%	42.09%#
Proposed shareholding after the acquisition of shares which triggered the Offer (assuming all Equity Shares are tendered in the Open Offer)	The Equity Shares that may be tendered by the Public Shareholders under the Open Offer may either be acquired by the Acquirer and/or any one or more PACs. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer and PACs will hold 2,215,377,457 Equity Shares representing 59.60% of the Voting Share Capital.##				2,215,377,457 Equity Shares representing 59.60% of the Voting Share Capital##

#

As on date of the Public Announcement, the Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

##

Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,699,618,788 Equity Shares representing 72.63% of the Voting Share Capital.

b)	Paragraph 2 of Part III of the DPS shall stand amended and restated to read as follows:

The current and proposed shareholding of the Acquirer and the PACs in the Target Company and the details of the acquisition is set out below:

Particulars	Acquirer		PAC 1		PAC 2		PAC 3
	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)
Equity Shares as on the PA date	Nil#	Nil#	1,379,37 7,457	37.11%	Nil	Nil	185,000, 000	4.98%
Equity Shares acquired between the date of the PA and the date of this DPS	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Post offer shareholding (assuming full acceptance on a fully diluted basis, as on 10th Working Day after closing of tendering period)	The Equity Shares that may be tendered by the Public Shareholders under the Open Offer may either be acquired by the Acquirer and/or any one or more PACs. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer and PACs will hold 2,215,377,457 Equity Shares representing 59.60% of the Voting Share Capital.##

#	Please refer to paragraph 1 of Part III of this DPS.
##

Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,699,618,788 Equity Shares representing 72.63% of the Voting Share Capital.

Note: It is clarified that the shareholding data in this DPS is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

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c)

Paragraph 3.1.5 of the DLOF shall stand amended and restated to read as follows: “Upon completion of the Offer, assuming full acceptances, the Acquirer and the PACs will hold 2,215,377,457 Equity Shares representing a total of 59.60% of the Voting Share Capital. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,699,618,788 Equity Shares representing 72.63% of the Voting Share Capital.”

d)	Paragraph 5.18 of the DLOF (renumbered as paragraph 5.19) shall stand amended and restated to read as follows:

As on date of March 08, 2021, the pre and post Offer shareholding pattern of the Target Company, assuming full acceptances is as provided below:

No	Shareholders’ category	Shareholding and voting rights prior to the agreement/acquisition and offer			Shares/voting rights agreed to be acquired which triggered off the SEBI (SAST) Regulation		Shares/voting rights to be acquired in the open offer (assuming full acceptance)		Shares/voting rights after the acquisition and offer
		(A)			(B)		(C)		(A)+(B)+(C) = (D)
		No. of Equity Shares		%	No. of Equity Shares	%	No. of Equity Shares	%	No. of Equity Shares		%
1	Promoter group (other than Acquirer and PACs)
A	Parties to the agreement, if any	—		—	—	—	—	—	—		—
B	Promoters other than 1A above, Acquirer and PACs	484,241,331		13.03	—	—	—	—	484,241,331		13.03

C	Total 1 (A+B)	484,241,331		13.03	—	—	—	—	484,241,331		13.03

2	Acquirer and PACs
A	Acquirer(1)	0		0	—	—
B	PAC 1	1,379,377,457		37.11	—	—
C	PAC 2	0		0			651,000,000	17.5 1	2,215,377,457		59.60
D	PAC 3	185,000,000		4.98

C	Total 2 (A+B+C+D)	1,564,377,457		42.09	—	—	651,000,000	17.5 1	2,215,377,457		59.60

3	Parties to agreement other than 1A and 2	—		—	—	—	—	—	—		—
4	Public (other than parties to the agreement, Acquirer and PAC)
A	Institutions(2)	1,116,977,621		30.05	—	—
B	Others(3)	551,600,230		14.84	—	—	(651,000,000)	(17. 51)	1,017,577,851		27.37
	(Indicate the total number of shareholders in “Public” category)	592,267		—	—	—	—	—	—		—

	Total 4 (A+B)	1,668,577,851		44.88	—	—	(651,000,000)	(17. 51)	1,017,577,851		27.37

	Grand Total (1+2+3+4)	3,717,196,639	(4)	100	—	—	—	—	3,717,196,639	(4)	100

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Note:

(1)

As of the date of this LOF, the Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

(2)	Includes mutual funds, financial institutions/ banks, insurance companies, foreign portfolio investors and alternative investment funds.
(3)

Others also include 12,310,923 Equity Shares held by Vedanta Limited ESOS Trust, 160,293,244 Equity Shares representing ADSs issued by Citibank, N.A., and 99,219 Equity Shares held by individuals who are acting in concert with Promoter Group and are disclosed as public shareholders.

(4)

3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice. It is clarified that the shareholding data in this LOF is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

11.	Update in relation to the schedule of activities: The major activities of the offer as set out in the DLOF shall stand amended and restated to read as follows:

Activity	Original schedule of Activities (as disclosed in DLOF)		Revised schedule of activities
	Date	Day	Date	Day
Date of the PA	January 09, 2021	Saturday	January 09, 2021	Saturday

Date of publication of the DPS	January 15, 2021	Friday	January 15, 2021	Friday

Date of filing of the DLOF with SEBI	January 19, 2021	Tuesday	January 19, 2021	Tuesday

Last date for public announcement for competing offer(s)(1)	February 08, 2021	Monday	February 08, 2021	Monday

Last date for receipt of SEBI observations on the DLOF (in the event SEBI has not sought clarifications or additional information from the Manager)	February 10, 2021	Wednesday	February 16, 2021(2)	Tuesday(2)

Identified Date(3)	February 12,	Friday	March 08, 2021	Monday

2021

Last date by which the LOF is to be dispatched to the Public Shareholders whose name appears on the register of members on the Identified Date	February 22, 2021	Monday	March 19, 2021(4)(5)	Friday(4)(5)

Last date by which the committee of the independent directors of the Target Company is required to give its recommendation to the Public Shareholders for this Open Offer	February 25, 2021	Thursday	March 19, 2021	Friday

Last date for upward revision of the Offer Price and/ or the size of the Open Offer	February 25, 2021(6)	Thursday(6)	March 19, 2021	Friday

Date of publication of opening of Open Offer public announcement in the newspapers in which the DPS has been published	February 26, 2021	Friday	March 22, 2021	Monday

Date of commencement of the tendering period (“Offer Opening Date”)	March 01, 2021	Monday	March 23, 2021(4)	Tuesday(4)

Date of closure of the tendering period (“Offer Closing Date”)	March 15, 2021	Monday	April 07, 2021	Wednesday

Last date of communicating the rejection/ acceptance and completion of payment of consideration or refund of Equity Shares to the Public Shareholders	March 30, 2021	Tuesday	April 26, 2021	Monday

Last date for publication of post-Open Offer public announcement in the newspapers in which the DPS has been published	April 07, 2021	Wednesday	May 03, 2021	Monday

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(1)	There has been no competing offer as of the date of this LOF.
(2)	Actual date of receipt of SEBI’s final observations on the DLOF.
(3)

Identified Date is only for the purpose of determining the names of the Public Shareholders as on such date to whom the LOF would be sent. It is clarified that all Public Shareholders holding Equity Shares are eligible to participate in the Open Offer at any time before the closure of the Tendering Period.

(4)

Pursuant to an email dated March 02, 2021, on account of time taken for the process to receive certain exemptions and no action relief from U.S. Securities and Exchange Commission, SEBI granted an extension to the Acquirer and PACs permitting them to dispatch the LOF within 7 Working Days from the receipt of such exemptions and no action relief and commence the tendering period within 12 Working Days from the receipt of such exemptions and no action relief subject to them paying interest for any delay at 10% per annum.

(5)	The electronic dispatch of the LOF is expected to be completed on March 17, 2021 and dispatch of physical copies of the LOF is expected to be completed by March 19, 2021.
(6)	This date was inadvertently stated in the DLOF as February 26, 2021. However, it should be read as February 25, 2021.

12.

The details relating to participation by ADS holders (as provided in paragraphs 7.20 to 7.22 of Part I of the DPS and paragraphs 3.2.15 to 3.2.17 and 7.3.3 to 7.3.5 of DLOF) have been amended and updated in the letter of offer dated March 16, 2021 to be dispatched to the Public Shareholders in relation to the Open Offer (“LOF”). Such updated details are provided in paragraph 10.3 of the LOF. In view of this, the references to details relating to participation by ADS holders as mentioned in the DPS and DLOF should be construed accordingly.

13.	In order to comply with applicable U.S. rules and only for the attention of ADS holders and U.S shareholders, a new paragraph 10 (Special Information for U.S. Holders) has been inserted in the LOF.

OTHER INFORMATION

1.

Except as detailed in this Announcement cum Corrigendum, all other terms, conditions and contents of the Open Offer and the PA, Corrigendum to PA, DPS, DLOF and Corrigendum to DPS and DLOF remain unchanged. The aforementioned developments/ amendments have been incorporated in the LOF.

2.	This Announcement cum Corrigendum is expected to be available on the website of SEBI at www.sebi.gov.in.

Issued on behalf of the Acquirer and the PACs by the Manager to the Offer

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098

Tel: +91 22 6157 3000

Fax: +91 22 6157 3911

Contact person: Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

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Registrar to the Offer

KFin Technologies Private Limited (formerly known as Karvy Fintech

Private Limited)

Selenium Building, Tower- B, Plot No 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032, Telangana

Tel.: +91 40 6716 2222/ 1-800-34-54001

Fax: +91 40 2343 1551

Contact person: Mr. Murali Krishna

Email: Vdl.voluntaryopenoffer@kfintech.com

SEBI registration no.: INR000000221

Validity period: Permanent

For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta Resources Limited	For and on behalf of Twin Star Holdings Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius
Date: March 16, 2021	Date: March 16, 2021

For and on behalf of Vedanta Holdings Mauritius Limited	For and on behalf of Vedanta Holdings Mauritius II Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: Mauritius	Place: Mauritius
Date: March 16, 2021	Date: March 16, 2021

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